EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 11, 2005, relating to the consolidated financial statements and consolidated financial statement schedule of Westar Energy, Inc. (which report expresses an unqualified opinion and includes explanatory paragraphs related to the adoption of new accounting pronouncements in 2003 and 2002), and management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Westar Energy, Inc. for the year ended December 31, 2004 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/S/    DELOITTE & TOUCHE LLP

Kansas City, Missouri

June 15, 2005